Exhibit 99.1

Franco-Nevada Reports Q1 2015 Results and Increases Quarterly Dividend

TORONTO, May 6, 2015 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) today reported first quarter 2015 financial results realizing 85,081 Gold Equivalent Ounces (“GEOs”)(1) from its mineral assets and $5.5 million in revenue from its oil & gas assets. Net Income and Adjusted Net Income(2) were $19.2 million, or $0.12 per share, and $22.9 million, or $0.15 per share, respectively, with Adjusted EBITDA(3) being $83.3 million, or $0.53 per share.

“Franco-Nevada’s mineral assets continue to deliver dependable results with our new asset, Candelaria, having a strong first quarter. However lower average oil prices impacted our revenue,” said David Harquail, President and CEO. “Our overall portfolio is diverse with high margin assets that continue to deliver strong operating cash flows. This has allowed us to continue the tradition of increasing our dividend each year. Our previously announced 5% dividend increase has now been formally declared for the second quarter of 2015. Franco-Nevada remains debt free with $671.3 million in working capital at quarter end. We expect to continue to grow our portfolio with further investments.”

REVENUES AND GEOs BY ASSET CATEGORIES

	For the three months ended March 31, 2015
	Revenue	GEOs(1)
	(in millions)	#
Gold – United States	$12.6	10,378
Gold – Canada	11.1	9,132
Gold – Latin America	42.8	34,960
Gold – Rest of World	25.2	20,717
Gold – Total	91.7	75,187
PGM	9.7	7,983
Other minerals	2.3	1,911
Oil & gas	5.5	—
	$109.2	85,081

For first quarter 2015, revenue was earned 93% from precious metals (84% gold and 9% PGM) and 75% from the Americas (16% U.S., 20% Canada and 39% Latin America).  Costs and expenses were impacted by higher depletion expense and costs of sales due to the recent Candelaria acquisition. Oil & gas production levels were stable quarter over quarter with the associated oil & gas revenue decreasing significantly due to lower average oil & gas prices in Q1 2015 and carry-over capital from 2014 related to the Weyburn Unit NRI. Cash provided by operating activities before changes to working capital was $77.9 million.

Investments

•                  Ring of Fire: On April 28, 2015, Franco-Nevada acquired royalty rights in the Ring of Fire mining district of Ontario by providing $28.5 million in loan and royalty financing to Noront Resources Ltd.

•                  Dublin Gulch (Eagle): On January 14, 2015, Franco-Nevada acquired royalties on the Eagle deposit located in the Yukon for $7.0 million.

•                  Cobre Panama: Franco-Nevada continues to work with First Quantum to streamline reporting requirements and provide greater flexibility to finance the project. First Quantum reported that construction at Cobre Panama continued to advance in the first quarter with detailed engineering and site earthworks progressing well. Franco-Nevada expects to fund $300.0 million to $350.0 million in 2015 in connection with the precious metals stream agreement.

Portfolio Updates

•      Gold — U.S.: GEOs from U.S. gold assets decreased to 10,378 GEOs mainly due to lower production at Goldstrike partially offset by higher GEOs from Bald Mountain and Fire Creek/Midas, a February 2014 acquisition.

•      Gold — Canada: GEOs from Canadian assets increased in the quarter with increases from the Kirkland Lake and Timmins West royalties.  Lake Shore Gold has reported promising drill results at its 144 Gap Zone where Franco-Nevada holds a 2.25% NSR. Rubicon Minerals has reported positive progress to achieving production this year at the Phoenix project where Franco-Nevada holds a 2% NSR. Centerra Gold has committed $300 million to its 50-50 partnership in the Hardrock project where Franco-Nevada has a 3% NSR. In addition, Yamana Gold has agreed to acquire Mega Precious Metals, the owner of the Monument Bay project where Franco-Nevada holds a 3% NSR.

•      Gold — Latin America: Candelaria had a good first quarter and delivered 21,705 GEOs to Franco-Nevada.

•      Gold — Rest of World: Contributions from Sabodala and MWS represented approximately 65% of the total GEOs received from Rest of World gold assets for the first quarter of 2015. Alamos Gold has reported that the Environmental Impact Assessment for the Agi Dagi project has been returned to good standing. Franco-Nevada has a 2% NSR on Agi Dagi. Perseus Mining has announced a go-ahead decision on Sissingue where Franco-Nevada has a 0.5% NSR.

•      PGM: PGM GEOs were impacted by the declining platinum price in the quarter.

•      Oil & gas: Revenue from oil & gas assets was $5.5 million in Q1 2015 with similar production levels as Q1 2014. The decrease in revenue is the result of lower average oil prices and carry-over capital from 2014 related to the Weyburn Unit NRI. Stronger revenues are expected from oil & gas assets over the balance of 2015.

Corporate Updates

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.21 per share. The dividend is a 5.0% increase from the previous $0.20 per share quarterly dividend and marks the eighth consecutive annual dividend increase for Franco-Nevada shareholders. The dividend will be paid on June 25, 2015 to shareholders of record on June 11, 2015. The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on May 5, 2015. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company adopted a Dividend Reinvestment Plan (“DRIP”) commencing with the October 2013 dividend. Participation in the DRIP is optional. The Company will issue the additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP.  However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Beneficial shareholders should contact their financial intermediary to arrange enrollment.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, May 7, 2015 at 8:30 a.m. Eastern Time to review Franco-Nevada’s Q1 2015 results.

Interested investors are invited to participate as follows:

•                  Via Conference Call:  Toll-Free: (888) 231-8191; International: (647) 427-7450

•                  Conference Call Replay: A recording will be available until May 14, 2015 at the following numbers: Toll-Free (855) 859-2056; International (416) 849-0833; Pass code 28835263.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada has substantial cash, no debt and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
416-306-6328 info@franco-nevada.com	416-306-6303

Prepared in accordance with IFRS and presented in U.S. dollars (unless otherwise noted).

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not Franco-Nevada is determined to have PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets.  The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Franco-Nevada’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR.

(1)         GEOs include our gold, platinum, palladium, silver and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals were converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the average gold price for the period. For Q1 2015, the average commodity prices were as follows: $1,219/oz gold (2014 - $1,294/oz); $1,193/oz platinum (2014 - $1,428/oz), $16.71/oz silver (2014 - $20.49/oz) and $786/oz palladium (2014 - $744/oz).

(2)         Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items.

(3)         Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense/recovery, finance income and expenses, foreign exchange gains/losses, gains/losses on the sale of investments, depletion and depreciation, non-cash costs of sales and impairment charges related to royalties, streams, working interests and investments.

Reconciliation to IFRS measures:

	Three months ended March 31,
(Expressed in millions except per share amounts)	2015	2014

Net Income	$19.2	$35.4
Income tax expense	9.0	14.4
Finance costs	0.4	0.4
Finance income	(0.8)	(0.7)
Depletion and depreciation	51.7	36.1
Non-cash costs of sales	1.1	—
Impairment of royalty, stream and working interests	0.1	—
Foreign exchange (gains)/losses and other (income)/expenses	2.6	(0.8)
Adjusted EBITDA	$83.3	$84.8
Basic Weighted Average Shares Outstanding	156.5	147.2
Adjusted EBITDA per share	$0.53	$0.58

Net Income	$19.2	$35.4
Foreign exchange (gains)/losses and other (income)/expenses, net of income tax	3.2	(1.1)
Valuation allowance	0.9	—
Indexation tax adjustment	(0.4)	1.1
Adjusted Net Income	$22.9	$35.4
Adjusted Net Income per share	$0.15	$0.24

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	March 31, 2015	December 31, 2014

ASSETS
Cash and cash equivalents (Notes 4)	$598.5	$592.5
Receivables (Note 8)	55.9	72.1
Prepaid expenses and other (Note 6)	43.6	34.3
Current assets	698.0	698.9

Royalty, stream and working interests, net (Note 8)	2,537.8	2,636.9
Investments (Notes 5 & 8)	75.8	67.1
Deferred income tax assets	14.8	13.9
Other (Note 7)	46.1	50.1

Total assets	$3,372.5	$3,466.9

LIABILITIES
Accounts payable and accrued liabilities	$22.6	$17.7
Current income tax liabilities	4.1	3.4
Current liabilities	26.7	21.1

Deferred income tax liabilities	39.2	40.3
Total liabilities	65.9	61.4

SHAREHOLDERS’ EQUITY (Note 13)
Common shares	3,664.6	3,656.6
Contributed surplus	46.4	45.5
Deficit	(209.7)	(197.8)
Accumulated other comprehensive loss	(194.7)	(98.8)
Total shareholders’ equity	3,306.6	3,405.5

Total liabilities and shareholders’ equity	$3,372.5	$3,466.9

The notes are an integral part of these condensed interim consolidated financial statements and can be found in our 2015 Q1 Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended March 31,
	2015	2014

Revenue (Note 9)	$109.2	$104.1

Costs and expenses
Costs of sales (Note 10)	22.4	14.6
Depletion and depreciation	51.7	36.1
Impairment of royalty, stream and working interests	0.1	—
Corporate administration (Notes 11 & 13(c))	4.1	4.2
Business development	0.5	0.5
	78.8	55.4

Operating income	30.4	48.7

Foreign exchange gain (loss) and other income (expenses)	(2.6)	0.8
Income before finance items and income taxes	27.8	49.5

Finance items
Finance income	0.8	0.7
Finance expenses	(0.4)	(0.4)
Net income before income taxes	28.2	49.8

Income tax expense (Note 12)	9.0	14.4

Net income	$19.2	$35.4

Other comprehensive loss:
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in market value of available-for-sale investments, net of income tax recovery of $1.1 (2014 - income tax expense of $0.9) (Note 5)	(6.7)	5.9
Currency translation adjustment	(89.2)	(38.1)
Other comprehensive loss	(95.9)	(32.2)

Total comprehensive income (loss)	$(76.7)	$3.2

Basic earnings per share (Note 14)	$0.12	$0.24
Diluted earnings per share (Note 14)	$0.12	$0.24

The notes are an integral part of these condensed interim consolidated financial statements and can be found in our 2015 Q1 Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the three months ended March 31,
	2015	2014
Cash flows from operating activities
Net income	$19.2	$35.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	51.7	36.1
Other non-cash items	0.1	0.1
Non-cash costs of sales (Note 10)	1.1	—
Deferred income tax expense (Note 12)	1.7	5.6
Share-based payments (Note 13(c))	1.4	1.2
Unrealized foreign exchange loss	2.5	0.8
Mark-to-market on warrants (Note 5)	0.2	(2.0)
	77.9	77.2
Changes in non-cash assets and liabilities:
Decrease in receivables	16.2	5.4
Increase in prepaid expenses and other	(22.8)	(15.2)
Decrease in current liabilities	(1.9)	(3.8)
Net cash provided by operating activities	69.4	63.6

Cash flows from investing activities
Proceeds on sale of investments	—	17.6
Purchase of investments	(21.6)	(10.0)
Proceeds from the sale of gold bullion	14.2	30.0
Acquisition of interests in mineral properties	(12.9)	(137.0)
Acquisition of other assets	—	(33.8)
Acquisition of property and equipment	(0.1)	(0.1)
Acquisition of oil & gas well equipment	(0.7)	(1.3)
Net cash used in investing activities	(21.1)	(134.6)

Cash flows from financing activities
Credit facility amendment costs	—	(0.7)
Payment of dividends, net of DRIP (Note 13(b))	(23.9)	(22.5)
Proceeds from exercise of warrants	—	0.2
Proceeds from exercise of stock options (Note 13(a))	0.3	0.7
Net cash used in financing activities	(23.6)	(22.3)
Effect of exchange rate changes on cash and cash equivalents	(18.7)	(6.8)
Net change in cash and cash equivalents	6.0	(100.1)
Cash and cash equivalents at beginning of period	592.5	770.0
Cash and cash equivalents at end of period	$598.5	$669.9

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$0.3	$0.3
Income taxes paid during the period	$9.8	$5.9

The notes are an integral part of these condensed interim consolidated financial statements and can be found in our 2015 Q1 Report available on our website.